May 19, 2009

Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, NE
Washington, D.C.  20549

RE:     Manpower Inc.
           Form 10-K for the year ended December 31, 2008
           Filed February 20, 2009
           File No. 1-10686

Dear Mr. Spirgel:

I am providing the following response to the comments raised in your letter dated May 5, 2009, regarding the above-referenced filing, and our subsequent discussion with members of the Staff on May 7, 2009. In order to meet the filing requirement, we filed our Form 10-Q for the first quarter of 2009 on May 11, 2009.  In that filing, we have added additional disclosure in response to the Staff’s comments.  (All added disclosure has been underlined for your convenience in the following responses herein).  Set forth below are the comments from your letter (in bold) and our responses thereto.

Form 10-K for the Year Ended December 31, 2008

Annual Report to Shareholders

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 17

1.  We note your response to prior comment 1 and your proposed, revised disclosures.  You indicate that due to the significant overall uncertainty about the depth and length of the current economic downturn, you have not provided any predictions about the future operating results for your company or reportable segments.  However, we believe that it is even more important, considering the current economic environment, that you communicate to investors in a clear and straightforward manner about the challenges you face today and how you intend to progress forward.  Your proposed disclosures speak in generalizations, and it is unclear how you intend to drive your business specifically as a whole and by segment through the next fiscal year.  We believe that your overview should provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company’s financial condition and operating results.  Please revise or advise.

RESPONSE:

In response to your comment regarding a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned with, we have added disclosure to our Operating Results section within Management’s Discussion and Analysis of Financial Condition and Results of Operations in our first quarter Form 10-Q as noted below.  We believe this disclosure appropriately addresses the challenges we face and how we intend to drive the business:

Given the current economic environment and the level of revenue declines which we have experienced in our staffing markets, we have initiated a number of cost reduction measures to try to minimize the impact on our overall profitability.  We have reviewed our direct costs and selling and administrative expenses and have reduced our full-time equivalent employees by 4,500, or 13% of our employee base, subsequent to September 2008, and closed 350 branches (8% of our branches), subsequent to September 2008.  This includes the transition of some Jefferson Wells professionals to project-based roles, where they are only compensated if utilized on client engagements as we try to improve our staff utilization in light of the revenue declines within this business.

In reviewing our various cost control measures, we continue to balance the value of preserving our branch network and investing in our strategic initiatives against the desire to reduce costs and maintain profitability.  We are focused on making the appropriate cost reductions, while trying to position the Company to take advantage of any future economic recovery.  We believe that maintaining our brand presence in key markets is critical to our ability to rebound quickly when the economic conditions improve.  However, if the economic downturn continues for an extended period of time, or becomes more severe, we may decide to undertake further cost reductions.  These further cost reductions would primarily consist of additional employee reductions and branch closures.

In addition, the effects of the economic downturn have impacted the demand for our services over the past several quarters.  Based upon historical experience, we would expect our businesses to return to growth when the underlying economies improve and eventually to exceed previous revenue levels.  The strength of this growth will be dependent on the level of economic growth.  Given the uncertainties of predicting economic trends, however, it is not possible to predict when we will return to prior revenue and earnings levels.

We will continue to provide and update these disclosures, as appropriate, in future filings.

Segment Results, page 23

2.  We note your response to prior comment 2.  You indicate that you believe that providing any additional disclosures about future trends or forecasted operating results for the company or for any reportable segment would not have been meaningful, because it would have been based on speculation rather than reasonable expectations.  We believe that the withdrawal of guidance given the substantial uncertainty of the economic environment does not preclude your obligation to discuss the expected impact that current known trends will have in your operating results on a short-term basis.  Although you may not be able to reasonably predict the duration of current trends on a long-term basis, we believe that you should disclose, based on current available information, management’s assessment as to whether these trends are reasonably expected to have a material effect on your operating results on a short-term basis.

RESPONSE:

As we discussed with members of the Staff on May 7, 2009, our business is very closely tied to the economy and to the labor market conditions in each country where we operate.  Our assignments are generally of a short-term nature, with no backlog, and even where we have contracts in place with our larger clients, assignments can be cancelled without notice, which contributes to the sensitivity of our near-term revenue streams.  Therefore, when economic conditions or labor market conditions change, we experience similar changes in the demand for our services and our revenue levels.

Because our business is so heavily dependent on economic and labor market conditions, when these conditions are volatile, it becomes difficult to accurately forecast our future results.  Given the unprecedented global economic downturn in the fourth quarter of 2008, we withdrew our guidance for the quarter, and at the time we filed our 2008 Form 10-K, there was still such volatility in the market that we were unable to reasonably predict our operating results in the near-term.  Toward the end of the first quarter, however we started to see some stability in certain markets and, as such, we were able to rely on those market conditions as a basis for forecasting our earnings for the second quarter.  However, our forecast range was substantially wider than what we have typically provided, reflecting the continued uncertainty in our forecast.

In future filings, we will provide the above disclosure, as appropriate, regarding management’s assessment on current trends and their impact on our operating results on a short-term basis.

In our first quarter Form 10-Q, we have added the following disclosure to our Operating Results section within Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide additional information about our near-term expectations for the business and our continued uncertainty associated with those expectations:

In the U.S. and France, we have seen the same consistent year-over-year declines in business volumes during the latter part of the first quarter and early part of the second quarter.  This trend, however, was not evident in our other staffing markets.  If the current unfavorable economic environment continues, we may continue to experience a significant decline in business volumes in all of our staffing segments, and an increase in business volumes in Right Management.  Since the demand for our services depends heavily on the economy and the labor markets in the various countries where we operate and it is difficult for us to predict the duration of these current trends, it is difficult for us to predict our near-term revenue levels and profitability.

Since the majority of our reportable segments are geographical and were experiencing relatively similar economic circumstances, we added this disclosure as noted above rather than repeating the disclosure in each reportable segment.

We will continue to provide and update these disclosures, as appropriate, in future filings.

3.  Further, we note that in the current economic environment, you have transitioned a number of employees into project-based roles in the fourth quarter of 2008 to reduce your fixed costs.  As a result, it appears that you are reducing your fixed costs until the economy improves and revenues increase.  However, we also note that your revenues will continue to be negatively impacted until the economy improves.  Please expand your MD&A discussion to explain, if true, that the impact of the reductions of these fixed costs will not be sufficient to offset the declines in revenues.

RESPONSE:

We have added disclosure to the first quarter Form 10-Q to clarify how the transition of these Jefferson Wells employees into project-based roles will impact the segment results (i.e. by reducing our fixed direct costs as these project employees are only compensated when they are assigned on client engagements).  Please note that at the time of our Form 10-K filing, we expected this change to be sufficient to offset the decline in revenues at Jefferson Wells, however due to the continued pressure on our staff utilization, the overall impact of this change has not been realized and we have continued to see a negative near-term impact on Jefferson Wells’ profitability.

In our first quarter Form 10-Q, we have added the following disclosure to our Operating Results section within Management’s Discussion and Analysis of Financial Condition and Results of Operations related to Jefferson Wells:

This includes the transition of some Jefferson Wells professionals to project-based roles, where they are only compensated if utilized on client engagements as we try to improve our staff utilization in light of the revenue declines within this business.

We also have included the following disclosure to our Jefferson Wells section within Management’s Discussion and Analysis of Financial Condition and Results of Operations:

In the fourth quarter of 2008, we transitioned a number of employees into project-based roles to reduce our fixed direct costs and improve our utilization of professional staff.  However, due to the continued decline in revenues, our staff utilization remains under pressure, negatively impacting our overall profitability.  We continue to analyze the mix of fixed and project-based professional staff and are making adjustments as we consider necessary to react to the anticipated revenue levels.

We will continue to provide and update these disclosures, as appropriate, in future filings.

Application of Critical Accounting Policies, page 31

Goodwill and Indefinite-lived Intangible Asset Impairment, page 33

4.  We note your response to comment 3.  Please revise as follows:

•	Disclose goodwill by reporting unit.

•	Provide a discussion of your historical growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flows projections.

•	Disclose the annual growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

•
In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates.  For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

RESPONSE:

We have included additional disclosure in our first quarter Form 10-Q in response to your comments.  The disclosure below includes those disclosures, which we indicated in our letter dated April 1, 2009 that we would provide in response to comment 3 in your original comment letter dated March 18, 2009.

As we discussed with members of the Staff on May 7, 2009, we have numerous reporting units with goodwill balances.  We have added disclosure of our five most significant reporting units, which represents 86% of our goodwill balances as of March 31, 2009, in Note 7 in Notes to Consolidated Financial Statements within our first quarter Form 10-Q. The amount included as ‘other reporting units’ represents the goodwill balances related to 25 reporting units, all of which individually are not significant amounts.

Goodwill balances by reporting unit are as follows:

	March 31,	December 31,
	2009	2008
Right Management	$323.4	$324.4
United States	157.0	150.9
Jefferson Wells	150.2	150.2
Elan	114.0	116.1
Netherlands (Vitae)	81.0	85.4
Other reporting units	139.8	145.9
Total goodwill	$965.4	$972.9

In addition, we have added disclosure about how we consider our historical growth rates when we determine the growth rates used in our discounted cash flow projections for our goodwill impairment analysis.  Please see our first quarter Form 10-Q disclosure below.

In your comment, you requested that we disclose the annual growth rate needed to avoid having a goodwill impairment charge.  As we discussed with members of the Staff on May 7, 2009, our discounted cash flow projections are based on a number of assumptions, which are somewhat dependent on each other.  Therefore, we have added disclosure on the sensitivity of the projections to the changes in overall cash flows, as this will address the overall sensitivity and will encompass changes to any or all of our assumptions.  Please see our first quarter Form 10-Q disclosure below.

Also, as indicated in our previous response letter dated April 1, 2009, we have added disclosure on the significant assumptions used in our discounted cash flow analysis, including the revenue growth rates and discount rates for our Right Management and Jefferson Wells reporting units.  These two reporting units represent almost 50% of our goodwill balance and represent the greatest risk as it relates to the recoverability of our goodwill balance.  We have not provided the same level of detail on the assumptions used for our remaining reporting units, given the low risk of impairment in those reporting units.  As a result, we have added disclosure to indicate there is a sufficient margin in the fair value of those units.  Please see our first quarter Form 10-Q disclosure below.

Finally, in view of the current economic environment, we have addressed the uncertainties inherent in our estimated future growth rates by adding a specific premium to our discount rate and by utilizing a number of data points in determining other key assumptions, including the historical revenue growth rates and our currently available forecasts.  In our analysis performed in our fourth quarter of 2008, we used our most recent forecasts, which anticipated a modest economic recovery beginning in 2010.   We have included this fact in the discussion of our revenue growth assumptions in the first quarter Form 10-Q disclosure below.

The following disclosure is included in our Critical Accounting Policy disclosure for goodwill and in Note 1 in Notes to Consolidated Financial Statements in our first quarter Form 10-Q.  We have underlined the added disclosure.

Goodwill and Intangible Assets

In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” we perform an annual impairment test of goodwill and indefinite-lived intangible assets at our reporting unit level during the third quarter or more frequently if events or circumstances change that would more likely than not reduce the fair value of our reporting units below their carrying value.

Due to the unfavorable impact of the credit crisis and the current economic environment, in the fourth quarter of 2008, we experienced significant volatility in our stock price as well as an 18.5% reduction of consolidated revenues (10% in constant currency). Our stock price decreased 21% to $33.99 as of December 31, 2008 as compared to $43.16 as of September 30, 2008. As of December 31, 2008, our market capitalization was approximately $2,700 as compared to a consolidated book value of approximately $2,500.

As a result, we considered the near-term effects of the foregoing events, including but not limited to, the ongoing credit crisis, the current economic environment, the decline in our stock price and significantly lower near-term revenues from services in most of our businesses. However, we believe that sharp rises and declines in demand for our services or stock price are not necessarily indicative of a decline in the long-term value of our businesses based on our prior experiences during previous economic downturns. For this reason, we believe the long-term economic outlook of our reporting units was not materially different at December 31, 2008 than was assumed in the annual impairment test we performed during the third quarter of 2008, with the exception of our Right Management and Jefferson Wells reporting units.

Consequently, we performed the step one analysis to determine the fair value of these two respective reporting units at December 31, 2008. To determine their fair value, we used a combination of the income approach (weighted 75%) and market approach (weighted 25%). Significant assumptions used in our analysis include: expected future revenue growth rates, operating unit profit margins, and working capital levels; a discount rate of 10.4% for Right Management and 12.7% for Jefferson Wells; and a terminal value multiple. The expected future revenue growth rates were determined with consideration of our historical revenue growth rates, our assessment of future market potential, our expectations of future business performance and an assumed modest economic recovery beginning in 2010. The growth rates we used for Right Management ranged from 4.0% to 7.1% over a ten-year period, compared to historical growth rates of (5.4)% to 9.7% for the years 2004 (year of acquisition) through 2008. The growth rates we used for Jefferson Wells ranged from (2.3)% to 10.0% over the ten-year period, compared to historical rates of (12.4)% to 149.6% for the years 2002 (year of acquisition) through 2008. The expected cash flows used in our analysis could decrease by more than 15% before we would have a potential goodwill impairment for either of these reporting units as of December 31, 2008.

We followed a consistent approach in determining the assumptions used in calculating the fair value of our other reporting units during our annual impairment testing in the third quarter of 2008.  Based on our testing, we believe that the fair value of our other reporting units were sufficiently more than their carrying values.

During the first quarter of 2009, we again reviewed the current circumstances and events to determine if the fair value of our reporting units was below their carrying value. While our consolidated revenues declined 32.3% (21.8% in constant currency) during the first quarter of 2009 as compared to the comparable period in 2008 and our stock price remained volatile during this period (a decline of 7% to $31.53 as of March 31, 2009), our book value per share was $30.61 as of March 31, 2009 and our stock price has subsequently risen significantly. We believe that while we may see continued volatility in the near-term, our stock price and the long-term economic outlook of the global economies will rebound. Therefore, we do not believe that the fair value of our reporting units was below their carrying value at March 31, 2009.

If we continue to experience volatile stock prices, a further erosion of actual and projected revenues or other unfavorable economic impacts, we may have a material impairment charge related to our goodwill or other indefinite-lived intangible assets in the near term. We will monitor circumstances and events in future periods to determine whether additional asset impairment testing is warranted.

We will continue to provide and update these disclosures, as appropriate, in future filings.

Cash Sources and Uses, page 27

5.  We note your responses to comments 4 and 5.  It is unclear to us why you believe that your liquidity improves during an economic downturn and worsens when the economic conditions improve.  In this regard, it appears to us that the favorable impact on your operating cash flows as a result of your decrease in account receivables may be only temporary.  Tell us how liquidity would be impacted in the event that your revenues and operating margins continue to decrease significantly quarter after quarter.

RESPONSE:

As we discussed with members of the Staff on May 7, 2009, as our revenues decline in an economic downturn, our working capital needs decline, resulting in additional cash being provided by operations.  This is due primarily to our accounts receivable declining, which on average takes us 65 days to collect because of the collection trends in the numerous countries we operate in.  Accordingly, as our revenues decline, the collections of accounts receivable from prior billings typically exceed the amount of accounts receivable generated from new billings.  This represents a near-term liquidity enhancement for our business in a down economy.

That said, we acknowledge that this near–term phenomenon is not sustainable.  We will continue to experience this benefit on working capital as long as revenues continue to decline, however if revenues continue to decline for an extended period of time, or if the decline worsens, our overall profitability will be unfavorably impacted which will ultimately have a negative impact on our operating cash flows.

To more fully discuss these impacts, we have added the following disclosure in our first quarter Form 10-Q, within our Business Overview and Liquidity and Capital Resources sections of Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Business Overview:

Correspondingly, during periods of weak economic growth or economic contraction, the demand for our staffing services typically declines. When demand drops, our operating profit is typically impacted unfavorably as we experience a deleveraging of our selling and administrative expense base as expenses may not reduce at the same pace as revenues.  In periods of economic contraction, as we are now experiencing, we will have more significant expense deleveraging, as we can only reduce selling and administrative expenses to a certain level without negatively impacting the long-term potential of our branch network and brands.  We typically see a decrease in our working capital needs during these periods, as collections of accounts receivable from prior billings exceed the amount of accounts receivable generated from new billings as accounts receivable decreased $690.3 million from December 31, 2008 to March 31, 2009.  This decrease in working capital has a favorable impact on operating cash flows.  Operating cash flows are also impacted by earnings, and therefore any reduction in earnings will have an unfavorable impact on operating cash flows.

Liquidity and Capital Resources:

The declining revenue levels that we have experienced over the last two quarters have resulted in lower accounts receivable balances and a decline in net working capital.  This decline in working capital has resulted in a significant increase in cash flows from operations in both the fourth quarter of 2008 and the first quarter of 2009.  We have seen a significant increase in our cash and cash equivalents, to $1.0 billion as of March 31, 2009, resulting in a net positive cash position at the end of the quarter.  However, the favorable impact on our operating cash flows would not be sustainable in the event that the current economic downturn continued for an extended number of years.

We will continue to provide and update these disclosures, as appropriate, in future filings.

6.  We note from your response to comment 2, that you find it even more difficult to predict your future revenue trends and profitability given the recent global economic downturn and the overall uncertainty about the depth or length of the downturn.  However, we believe that you should discuss your ability to generate cash to meet your cash requirements on a long-term basis assuming a continuation of the significant negative impact that the recent economic global downturn has had on your operating results.  In this regard, we note that 73% of your long-term debt matures in 2012 and 2013 and that the revolving credit agreement matures in 2012.

RESPONSE:

We have added the following disclosure, discussing our ability to generate cash to meet our long-term cash requirements, including the maturity of our long-term facilities in 2012 and 2013, in our first quarter Form 10-Q.  This disclosure was added to our Liquidity and Capital Resources section within Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Cash used to fund our operations is primarily generated through operating activities and our existing credit facilities.  We believe that our available cash and our existing credit facilities are sufficient to cover our future cash needs for at least the next couple of years.  We assess and monitor our liquidity and capital resources globally.  We use a global cash pooling arrangement, intercompany lending, and some local credit lines to meet funding needs and allocate our capital resources among our various entities.

Our €300.0 million notes are due June 2012, our $625.0 million revolving credit agreement expires in November 2012, and our €200.0 million notes are due June 2013.  When these facilities mature, we plan to repay these amounts with available cash or refinance them with new long-term facilities.  In the event that the economy continues to decline for an extended period of time, we may be unable to repay these amounts with available cash and, as such, may need to replace these borrowings with new long-term facilities.  The credit terms, including interest rate and facility fees, of any replacement borrowings will be dependent upon the condition of the credit markets at that time.  We currently do not anticipate any problems accessing the credit markets should we need to replace our facilities.

We will continue to provide and update these disclosures, as appropriate, in future filings.

7.  Further, we note that you met with two credit agencies in late 2008 and both agencies updated their ratings at that time.  You also indicate that at the time of your filing, based on those discussions and your forecasts, you did not anticipate any credit rating or rating outlook changes.  Subsequent to your filing, Moody’s lowered their credit outlook from stable to negative, but did not adjust their credit rating.  Please revise to explain in detail why you believe Moody’s lowered their credit outlook from stable in late 2008 to negative subsequent to the time of your filing and how you believe this will impact your ability to obtain external financing in the future.

RESPONSE:

We have added the following disclosure to our first quarter Form 10-Q in our Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Our credit rating from Moody’s Investors Services is Baa2 with a negative outlook.  This reflects a change in outlook from stable to negative in the first quarter of 2009.  The rating agencies use a proprietary methodology in determining their ratings and outlook which includes, among other things, financial ratios based upon debt levels and earnings performance.  Due to the Company’s weakening financial results, Moody’s Investors Service determined that a change in outlook was warranted.  We do not expect this change in outlook to impact our ability to obtain additional financing.  Our credit rating from Standard and Poor’s is BBB- with a negative outlook.  Both of these credit ratings are investment grade.

A downgrade in our credit rating from either rating agency would cause a slight increase to the cost of our borrowings under the revolving credit agreement.  We have added the following disclosure in our first quarter Form 10-Q to provide the pricing information in the event of a downgrade.

Under our Revolving Credit Agreement, we have a ratings-based pricing grid which determines the facility fee and the credit spread that we add to the applicable interbank borrowing rate on all borrowings.  At our current credit ratings, the facility fee is 10 bps, and the credit spread is 40 bps.  If we are downgraded one level from the current ratings by either or both rating agencies, the facility fee will increase to 12.5 bps and the credit spread will increase to 50 bps.  A downgrade of two levels by either or both rating agencies will increase the facility fee to 20 bps and the credit spread to 55 bps.

We will continue to provide and update these disclosures, as appropriate, in future filings.

8.  You indicate that you assess liquidity on a company-wide basis, and you have provided a discussion on a company level basis.  Please note that you should also disclose your liquidity needs by segment.  Revise accordingly.

RESPONSE:

As we discussed with members of the Staff on May 7, 2009, we assess and monitor our liquidity and capital resources on a global basis through a global cash pooling arrangement, intercompany lending, and local credit lines that we have available to us to meet funding needs and allocate our capital resources among our various entities.  We do not assess, report on or monitor our liquidity and capital resources on a reportable segment basis internally.

As we noted above in our response to comment 6, we have clarified our approach in our Liquidity and Capital Resources section within Management’s Discussion and Analysis of Financial Condition and Results of Operations in our first quarter Form 10-Q, as follows:

We assess and monitor our liquidity and capital resources globally.  We use a global cash pooling arrangement, intercompany lending, and some local credit lines to meet funding needs and allocate our capital resources among our various entities.

It is our understanding of Item 303 Regulation S-K and the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation that, if material to understanding a company’s liquidity, a company should consider whether, in order to make required disclosures, it is necessary to expand MD&A to address the cash requirements of and the cash provided by its reportable segments or other subdivisions of the business, including issues related to foreign subsidiaries, as well as the indicative nature of those results.  We have considered such disclosure, but because we assess and monitor our liquidity on a global basis, we do not believe that providing liquidity by reportable segment is material to the understanding of our overall liquidity.

We will continue to provide and update these disclosures, as appropriate, in future filings.

9.  We note from your disclosure in note 5, that as of December 31, 2008, you have identified approximately $522.2 million of non-U.S. funds that will likely be repatriated, the majority of which is related to Manpower France.  You also indicate that you currently do not have specific plans to repatriate these funds, however you may do so in the future as cash needs arise.  We also note that you have not recorded a deferred tax liability on the $522.2 million unremitted earnings.  Under paragraph 12 of APB 23, if circumstances change and it becomes apparent that some or all of the undistributed earnings of a subsidiary will be remitted in the foreseeable future but income taxes have not been recognized by the parent company, it should accrue as an expense of the current period income taxes attributable to that remittance.  Considering your disclosure that the $522.2 million will likely be repatriated, it is unclear to us how you concluded that it is not apparent that the $522.2 million will not be remitted in the foreseeable future.  Also, tell us why you believe that because of the fact that you currently do not have specific plans to repatriate these funds, you concluded that it is not apparent that these funds will not be remitted.

RESPONSE:

As we discussed with members of the Staff on May 7, 2009,  we have recorded a deferred tax liability of $44.4 million as of December 31, 2008 related to the repatriation of the $522.2 million of non-U.S. funds.  The deferred tax liability is calculated on an entity-by-entity basis based on the relative tax cost of repatriating the funds, considering the U.S. tax cost and related foreign tax credits.  We disclosed the aforementioned deferred taxes in both Management’s Discussion and Analysis of Financial Condition and Results of Operations and Notes to Consolidated Financial Statements in our 2008 Annual Report.

Included under our Cash Sources and Uses section on page 27 of our Annual Report, we disclosed the following:

We anticipate cash repatriations to the United States from certain international subsidiaries and have provided for deferred taxes related to those foreign earnings not considered to be permanently invested.  As of December 31, 2008, we have identified approximately $522.2 million of non-U.S. funds that will likely be repatriated, the majority of which is related to Manpower France.

Included in our Notes to Consolidated Financial Statements on page 58 of our Annual Report, we disclosed the following:

Deferred taxes are provided on the earnings of non-U.S. subsidiaries that will likely be remitted to the U.S.   As of December 31, 2008 and 2007, we have recorded a deferred tax liability of $44.4 million and $56.9 million, respectively, related to non-U.S. earnings that we plan to remit.

We will continue to provide and update these disclosures, as appropriate, in future filings.

Notes to Financial Statements

Note 7. Goodwill, page 60

10. We note your response to prior comments 6 and 7.  We believe that you should revise the table, as presented on page 60, to disclose goodwill by reportable segment in accordance with the disclosure requirements in paragraph 45(c) of SFAS No.142.

RESPONSE:

As we discussed with members of the Staff on May 7, 2009, our understanding of  paragraph 45 (c) of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) is that it requires entities to disclose changes in the carrying amount of goodwill during the period, including the aggregate amount of goodwill acquired, the aggregate amount of impairment losses recognized  and the amount of goodwill included in the gain or loss on disposal of all or a portion of a reporting unit.  Near the end of paragraph 45, SFAS No. 142 states, “entities that report segment information in accordance with SFAS No. 131 shall provide the above information about goodwill in total and for each reportable segment and shall disclose any significant changes in the allocation of goodwill by reportable segment.”

Paragraph 29 of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (SFAS No. 131), this paragraph states “the amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance.  Adjustments and eliminations made in preparing an enterprise's general-purpose financial statements and allocations of revenues, expenses, and gains or losses shall be included in determining reported segment profit or loss only if they are included in the measure of the segment's profit or loss that is used by the chief operating decision maker.  Similarly, only those assets that are included in the measure of the segment's assets that is used by the chief operating decision maker shall be reported for that segment.  If amounts are allocated to reported segment profit or loss or assets, those amounts shall be allocated on a reasonable basis.”

As we noted in our previous response letter dated April 1, 2009, when we acquired the Jefferson Wells and Right Management businesses, all of the goodwill associated with these acquisitions remained at Corporate. Accordingly, all of our internal reporting and analysis that is reviewed by our chief operating decision maker presents these goodwill balances at Corporate.

Therefore, we have presented such goodwill balances, in Note 7 and Note 15 in Notes to Consolidated Financial Statements, at Corporate.  In order to reconcile this disclosure with that required by paragraph 45 of SFAS No. 142, we have supplementally disclosed the significant components of the goodwill recorded at Corporate, and we have allocated the appropriate amounts to Jefferson Wells and Right Management for purposes of our goodwill impairment analysis.

Our first quarter Form 10-Q disclosure in Note 7 in Notes to Consolidated Financial Statements is as follows:

(7) Goodwill

This presentation reflects the realignment of our segments. See Note 13 for further information.

Changes in the carrying value of goodwill by reportable segment and Corporate are as follows:

	Americas	France	EMEA (1)	Asia Pacific	Right Management	Jefferson Wells	Corporate (2)	Total
Balance, December 31, 2008	$162.3	$3.6	$266.2	$56.5	$140.0	$1.0	$343.3	$972.9
Goodwill acquired	6.1	-	-	-	0.1	-	-	6.2
Currency impact	(0.4)	(0.1)	(8.8)	(3.2)	(1.2)	-	-	(13.7)
Balance, March 31, 2009	$168.0	$3.5	$257.4	$53.3	$138.9	$1.0	$343.3	$965.4

(1) Balances related to Italy are $4.6 and $4.8 as of March 31, 2009 and December 31, 2008, respectively. The ($0.2) change represents a currency impact.

(2)  The majority of the Corporate balance relates to goodwill attributable from our acquisitions of Right Management ($184.5) and Jefferson Wells ($149.2). For purposes of monitoring our total assets by segment, we do not allocate these balances to their respective reportable segments as this is commensurate with how we operate our business. We do, however, include these balances within the appropriate reporting units for our goodwill impairment testing. See table below for the breakout of goodwill balances by reporting unit.

In addition, as noted in our response to comment 4, we have also included a table showing goodwill by reporting unit, so that the total goodwill for Right Management and Jefferson Wells are clearly disclosed.

The disclosure in Note 15 in Notes to Consolidated Financial Statements is consistent with these amounts.

We will continue to provide and update these disclosures, as appropriate, in future filings.

Note 15. Segment Data, page 68

11. We refer to your presentation of segment assets found on page 70.  Please revise to disclose segment assets in accordance with paragraph 29 and a reconciliation of total reportable segment assets to total assets in accordance with paragraph 32(c) of SFAS No. 131.

RESPONSE:

Please see our response to comment 10.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments, or comments regarding our responses, we would appreciate the opportunity to discuss those with you via phone.  To the extent you have any such questions or comments, please do not hesitate to call Sherri Albinger, Corporate Controller and Chief Accounting Officer at 414-906-6626 or me at 414-906-6305.

Sincerely,

/s/Michael J. Van Handel

Michael J. Van Handel
Executive Vice President,
Chief Financial Officer